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02034788

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UGL Enterprises Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 828 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 6/13/02

NC 82-828

AR/S

12-31-01

UGL ENTERPRISES LTD.

480 - 650 West Georgia Street, Vancouver, B.C., V6B 4N9 Telephone: (604) 683-7361 Fax: (604) 662-3231

May 15, 2002

TO THE SHAREHOLDERS:

Enclosed please find Notice of Annual General Meeting of our Company scheduled to be held June 17, 2002 at 2pm at 480, 650 West Georgia Street, Vancouver, B.C. together with the Information Circular, Form of Proxy, Return Mailing Card and the Audited Financial Statements to December 31, 2001, including the Management Report.

Yours truly,

UGL ENTERPRISES LTD.

per: G. Arnold Armstrong, President

enc.

UGL ENTERPRISES LTD.
480, 650 West Georgia Street, Vancouver, B.C.
V6B 4N9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") will be held at two o'clock in the afternoon on Monday, the 17th day of June, 2002, at 480, 650 West Georgia Street, Vancouver, B.C. for the following purposes:

1. To receive the report of the Directors.

2. To receive the financial statements of the Company for its fiscal year ending December 31, 2001, and the report of the auditors thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to determine the auditors' remuneration.

4. To elect Directors.

5. To approve, by ordinary resolution, the establishment of a Stock Option Plan by the Company entitling the option holders to purchase up to a maximum of 780,000 common shares in the capital stock of the Company, subject to regulatory acceptances, and as more fully set forth in the Information Circular accompanying this Notice.

6. To ratify and approve any existing stock options granted to insiders of the Company otherwise than pursuant to prior member authorization and to authorize the directors to grant stock options to insiders of the Company and to renegotiate any existing stock options.

7. To consider and, if thought appropriate, approve and ratify the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or Exchange Offering Prospectus financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

8. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it at 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, not less than 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

Dated at Vancouver, B.C. this 15th day of May, 2002 .

BY ORDER OF THE BOARD

G. Arnold Armstrong, President

INFORMATION CIRCULAR
as at May 13, 2002

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of the 2002 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") and is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.

This solicitation of proxies is being made by mail and may be supplemented by telephone or other personal contact made by regular officers and employees of the Company without special compensation therefor. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The total cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

This proxy is solicited by or on behalf of management of the Company. The persons named in the enclosed form of proxy ("the Form of Proxy") are Directors of the Company.

A member of the Company ("a shareholder") or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder, has the right to appoint an individual to attend and act for him and on his behalf at the Meeting, other than the person named in the enclosed Form of Proxy. A shareholder or intermediary who does not wish to appoint the person so named should insert, in the blank space provided, the name and address of the individual whom he wishes to appoint as proxyholder. That individual need not be a shareholder.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

A shareholder or intermediary may revoke a proxy before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited at 480, 650 West Georgia Street, Vancouver, B.C., V6B 4N9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, at which the proxy is to be used, or deposited with the Chairman of the Meeting or any adjournment thereof, and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY PROXY

The Company is not now aware of any amendment to or variation of any of the matters identified in the accompanying Notice of Meeting or of any other matter on which action is to be taken at the Meeting. A proxy in the enclosed form will, however, confer discretionary authority on a proxyholder named therein to vote on any amendment to or variation of any matter identified in the accompanying Notice of Meeting and on any other matter that may properly come before the Meeting.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the shareholder or intermediary or by the shareholder's or intermediary's agent duly authorized in writing or, if the shareholder or intermediary is a corporation, under its corporate seal or by an officer or shareholder or intermediary. The instrument empowering the agent, or a notarial copy thereof, should accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them.

If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

All registered Shareholders should deliver their proxies by hand or mail to 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the chairman prior to the commencement of the Meeting.

All non-registered Shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by such other intermediary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Effective April 24, 2002, the authorized capital of the Company consists of 100,000,000 common shares without par value of which there are issued and outstanding 3,939,295 common shares.

At a general meeting of the Company every shareholder present in person or represented by proxy and entitled to vote shall have one vote on a show of hands and on a poll every shareholder present in person or represented by proxy and entitled to vote shall have one vote for each share of the Company of which he, she or it is the holder

To the knowledge of the Directors and Senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at May 13, 2002:

Name	Number of Shares	Percentage of Class
G. Arnold Armstrong	1,387,243	35.2%
CDS & Co.	2,215,128	56.2%

The foregoing information has been provided to the Directors by the Registrar and Transfer Agent of the Company.

The Directors and Senior Officers of the Company have no knowledge of any other person who beneficially owns, directly or indirectly, or who exercises control or direction over voting securities of the Company carrying more than 10 per cent of the voting rights. However, this information is not reasonably within the power of the Directors to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are, in fact, not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their names.

APPOINTMENT OF AUDITORS

Ellis Foster, Chartered Accountants, have provided the Company with notice, which notice was effective February 20th, 2002, that they declined to stand for re-appointment as the Company's auditors. There are no reservations or reportable events in connection with the declination of Ellis Foster to stand for re-appointment. A "Reporting Package" consisting of the Notice of Change of Auditor, the response of the predecessor auditor and the response of the successor auditor, Smythe Ratcliffe, is attached as Schedule A. The Audit Committee of the Company recommends the appointment of Smythe Ratcliffe, Chartered Accountants, of 355 Burrard Street, Vancouver, B.C. V6C 2G8, as auditor of the Company, to hold office until the close of the next Annual General Meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficiary ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Compensation:

Particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000. per year.

B. Long term Incentive Plan ("LTIP") Awards:

The Company does not have an LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to any Named Executive Officers during the financial year ended December 31, 2001.

C. Options and Stock Option Appreciation Rights ("SARs")

No stock options were granted to any Named Executive Officer during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End(#) Exercisable/ Unexercisable	Value of the Unexercised in the Money Options/SARs at FY-End($) Exercisable/ Unexercisable
Lloyd S. Bray	125,000 (1)	$12,500.	Nil	Nil
Carol Brownie	125,000 (1)	$12,500.	Nil	Nil
Michael. Armstrong	100,000 (2)	$10,000.	Nil	Nil
Paul Simpson	100,000 (2)	$10,000.	Nil	Nii
Daniel Frederiksen	50,000 (3)	$ 5,000.	Nil	Nil

(1) After consolidation, the securities acquired on exercise are 62,500 shares; (2) After consolidation, the securities acquired on exercise are 50,000 shares; (3) After consolidation, the securities acquired on exercise are 25,000 shares.

The Company did not grant any stock options to purchase common shares during the recently completed financial year to Named Executive officers, Directors or Executive Officers of the Company.

D. Compensation for Directors.

During the most recently completed financial year, a total of $12,000. was paid in accounting fees to a company controlled by a common director.

The Company has no formal plans pursuant to which cash or non-cash-compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with Canadian Venture Exchange Policy at the discretion of its Board of Directors.

E. The Company does not have any employment contracts between the Company and any Named Executive Officers nor does it have any arrangements with any Named Executive Officer for compensation in the event of resignation, retirement or any other termination with the Company.

None of the Directors of the Company received any cash compensation during the recently completed financial year.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five and to elect three Directors for the ensuing year.

Advance notice of the Meeting was published pursuant to Section 111 of the Company Act in the Vancouver Province on April 11, 2002, and no nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

Name of Nominee and Present office Held	Present Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
G. Arnold Armstrong (1) President and Director	Barrister and Solicitor	1983	499,785 directly 887,458 indirectly(2)
Carol Brownie, Director and Secretary (1)	Legal Assistant	1999	62,500 directly
Lloyd Bray, Director (1)	Businessman	1998	62,500 directly

(1) Members of Audit Committee

(2) Director of Kelvin Grove Estates Ltd. which owns 887,458 shares of the Company;

The above information was provided by management of the Company.

Pursuant to the provisions of the Company Act of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of G. Arnold Armstrong, Carol Brownie and Lloyd Bray. The Company does not have an executive committee.

B. Future Share Issuances in excess of 20% of the Company's Capital:

The Company requests that the shareholders consider and, if thought appropriate, ratify and approve the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or statements of material facts financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

OTHER MATTERS TO BE ACTED UPON

Establishment of a Stock Option Plan

Members of the Company will be asked to approve the establishment of a Stock Option Plan (the "Plan") and to approve the number of shares reserved for issuance under the Plan. The following is a brief description of the Plan:

The Board of Directors of the Company has established a new incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSX"). The Plan has also been structured so as to enable the Company, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "TSE") policies in the event that the Company obtains a listing on either Tier 1 of the TSX or the TSE.

The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

    (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares of the Company; or

    (b) the issuance, within a one year period, to insiders of the Company of a number of

(c) shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2% of the issued shares of the Company.

If the Company becomes listed on Tier 1, TSX or the TSE, the issued shares of the Company must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to insiders.

2. The aggregate number of shares which may be issued pursuant to options granted under the Plan, unless otherwise approved by shareholders, may not exceed 780,000 shares.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if the Company is listed on Tier 2, TSX or without any allowable discount if the Company is listed on Tier 1, TSX or on The Toronto Stock Exchange.

4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while the Company is listed on Tier 2, TSX. The options may be exercisable for a period of up to 10 years if the Company is listed on Tier 1, TSX or on the TSE.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

If shareholder approval for the Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Plan will not require further shareholder approval although notice of options granted under the Plan must be given to the Exchange. Any amendments to the Plan must also be approved by the Exchange and, if necessary, by the shareholders of the Company prior to becoming effective.

The affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented in person or by proxy is required for the approval of the Plan.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

"RESOLVED THAT the Stock Option Plan be and it is hereby authorized and approved, that in connection therewith a maximum of 780,000 shares issuable

pursuant to options granted thereunder be approved and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities."

If this resolution is approved by shareholders it is expected that the Board of Directors will in due course grant further options under the Stock Option Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, B.C. this 13th day of May, 2002.

BY ORDER OF THE BOARD,

G. Arnold Armstrong, President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, B.C. this 13th day of May, 2002.

BY ORDER OF THE BOARD

G. Arnold Armstrong,
Chief Executive Officer

Schedule "A"

NOTICE OF CHANGE OF AUDITORS
(National Policy Statement No. 31)

TO: All Holders of Voting Securities of UNIVERSAL GUN LOC INDUSTRIES LTD.
(the "Company")

Please be advised that the Company has received notice from Ellis Foster, Chartered Accountants, its auditors, of their resignation as auditors. The effective date of declination is February 20, 2002.

There have been no "reportable events" in connection with the Company's financial statements or in connection with the Change of Auditors.

Smythe Ratcliffe, Chartered Accountants, have agreed to stand for the appointment as the Company's Auditors at the Company's Annual General Meeting to be held in 2002.

The proposal to change the auditors was approved by the Company's Audit Committee.

Dated this 20th day of February, 2002.

UNIVERSAL GUN LOC INDUSTRIES LTD.

"G.A. Armstrong"

per: G. Arnold Armstrong, President

ELLIS FOSTER
CHARTERED ACCOUNTANTS
1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
Website: www.ellisfoster.com

Reply Attention: D.T. Kong

February 20, 2002

British Columbia Securities Commission
9th Floor, P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: Universal Gun Loc Industries Ltd. (the "Company")
Change of Auditor

As required by National Policy No. 31 of Canadian Securities Administrators, we have reviewed the information contained in the Corporation's *Notice of Change of Auditors* (the "Notice"), dated February 20, 2002. Based on our knowledge of such information at this time, we do not disagree with the information contained in such Notice.

We understand that notice of such change will be included in the Information Circular of the above Company for its next Annual General Meeting.

Yours truly,

Ellis Foster

Chartered Accountants

DTK:kp

cc Universal Gun Loc Industries Ltd.

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

K.Y. Nishi
File: 172050

March 7, 2002

British Columbia Securities Commission
Box 10142 Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

RE: UNIVERSAL GUN-LOC INDUSTRIES LTD.

The undersigned, being the successor auditors of the above Company, have reviewed the Notice of Change of Auditors prepared by the Company pursuant to National Policy No. 31 and based on our knowledge of such information at this time, we do not disagree with the information contained in such Notice.

Yours very truly,

Smythe Ratcliffe

Chartered Accountants

KYN/mr

54235.1

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
UNIVERSAL GUN-LOC INDUSTRIES LTD.	02/03/31	02/05/16

ISSUER ADDRESS		
480, 650 West Georgia Street		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C. V6B 4N9	(604)662-3231	(604) 683-7361
CONTACT NAME	**CONTACT POSITION**	**CONTACT TELEPHONE NO.**
G. Arnold Armstrong	President	604) 683-7361
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**	
gaa@armlaw.com	n/a	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	G. Arnold Armstrong	02/05/16
➤ [signature]	Carol Brownie	02/05/16

Schedule A

UGL Enterprises Ltd.

(Formerly - Universal Gun-Loc Industries Ltd.)
Interim Financial Statements
March 31, 2002
(Unaudited)

UGL Enterprises Ltd.
(Formerly - Universal Gun-Loc Industries Ltd.)
Balance Sheet
(Unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash	$ 463	$ 1,013
Accounts receivable	1,704	1,057
Prepaid expenses and deposits	2,000	2,000
	4,167	4,070
Mineral properties (Note 3)	1	1
	$ 4,168	$ 4,071
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 46,828	$ 44,779
Due to a related party	4,000	-
Due to a director	45,722	45,722
	96,550	90,501
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	7,018,295	7,018,295
Deficit	(7,110,677)	(7,104,725)
	(92,382)	(86,430)
	$ 4,168	$ 4,071

Approved by the Board:

Director

Director

UGL Enterprises Ltd.
(Formerly - Universal Gun-Loc Industries Ltd.)
Statement of Income and Deficit
(Unaudited)

	Three months ended March 31 2002	Three months ended March 31 2001
Expenses		
Travel	$ -	$ 3,931
Office	74	502
Professional fees	3,458	22,200
Stock exchange and shareholder services	2,420	1,162
Other recoveries	-	(1,262)
	5,952	26,533
Net income (loss)	(5,952)	(26,533)
Deficit - beginning of year	(7,104,725)	(7,014,353)
Deficit - end of year	$ (7,110,677)	$ (7,040,886)
Earnings (Loss) Per Share	$ (0.01)	$ (0.01)

UGL Enterprises Ltd.
(Formerly - Universal Gun-Loc Industries Ltd.)
Statement of Cash Flows
(Unaudited)

	Three months ended March 31	
	2002	2001
Cash flows from operating activities		
Net income (loss)	$ (5,952)	$ (26,533)
Changes in non-cash working capital	1,402	11,789
	(4,550)	(14,744)
Cash flows from financing activities		
Due to a director	-	10,000
Due to a related party	4,000	-
	4,000	10,000
Net increase in cash	(550)	(4,744)
Cash - beginning of period	1,013	6,334
Cash - end of period	$ 463	$ 1,590

1. Going Concern

These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuance to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $7,110,677 and a working capital deficit of $92,383. These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Interim financial statements
The interim financial statements follow the same accounting policies and methods of their application as the most recent audited financial statements for the year ended December 31, 2001. However, they do not include all the information and disclosures required by the annual financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for the interim periods are not necessarily indicative of the results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company's latest annual financial statements and notes thereto.

(b) Financial instruments
The Company's financial instruments consist of cash, accounts receivable, deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(c) Foreign currency translation
Revenues and expenses denominated in a foreign currency have been translated at the rate of exchange prevailing at the transaction date. Exchange gains or losses arising from these transactions are included in the statement of operations.

2. Significant Accounting Policies (continued)

(d) Loss per share
Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options are anti-dilutive.

(e) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts for revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(f) Change in accounting policy
The Company has adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to the accounting for future income taxes. The change has been applied retroactively without restatement of prior period financial statements.

3. Mineral properties

The Company owns a 100% undivided interest in six mineral claims near Hedley, B.C. described as the Banbury Property. The interest is recorded at a nominal value of $1.

4. Capital Stock

(a) Authorized
100,000,000 Class A voting shares without par value.

(b) Issued

	Number of Shares	Amount
Balance, year ended 2000	**7,378,591**	$ **6,985,795**
Issued during year		
For cash on exercise of stock options	**500,000**	**50,000**
Financing fee	**-**	**(17,500)**
Balance, year ended 2001	**7,878,591**	$ **7,018,295**
Balance, period ended	**7,878,591**	$ **7,018,295**

For the three months ended March 31,	**2002**	2001

4. Capital Stock (continued)

(c) Share purchase options

Details of the status of the Company's stock option plans as at March 31, 2002 and December 31, 2001 and changes during the periods ended are as follows:

	2002 Number of Shares	2002 Weighted Average Exercise Price	2001 Number of Shares	2001 Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	500,000	$ 0.10
Granted	-	-	-	-
Exercised	-	-	(500,000)	0.10
Outstanding, end of year	-	$ -	-	$ -

As of March 31, 2002, there are no share purchase options outstanding.

5. Related Party Transactions

(a) The Company has paid accounting fees of $3,000 (2001 - $3,000) to a company controlled by a common director.

(b) The Company has paid legal fees of $458 (2001 - $NIL) to a law firm in which a director is a principal and the secretary is an associate. Included in accounts payable are legal fees of $41,758 incurred with the law firm.

6. Income Tax Losses

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in these financial statements. The losses expire as follows:

2002	799,000
2003	171,000
2004	17,000
2007	57,000
2008	90,000
	$ 1,134,000

For the three months ended March 31,	2002	2001

6. Income Tax Losses (continued)

The components of future income tax assets are as follows:

	2002	2001
Future Income Tax Assets		
Non-capital loss carry-forwards	$ 1,134,000	$ 1,134,000
Earned depletion base	1,091,675	1,091,675
Unused cumulative Canadian exploration expenditures	3,311,000	3,311,000
Unused cumulative Canadian development expenditures	64,300	64,300
	5,600,975	5,600,975
Appropriate tax rate	46%	46%
	2,520,438	2,520,438
Less: Valuation allowance	(2,520,438)	(2,520,438)
	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

7. Subsequent Events

On April 25, 2002, pursuant to a special resolution passed by shareholders May 17, 2001, the Company's changed its name to UGL Enterprises Ltd. and the shares were consolidated on a one new for two old basis.

On May 6, 2002, the Company arranged a private placement of 1,500,000 special warrants at $0.10 per special warrant to raise $150,000. Each special warrant will be convertible without further compensation, into one common share of the Company. The proceeds of the private placement will be used to settle certain debts of the Company and finance the search for, review and acquisition of a new business for the Company.
The Company has also agreed to issue a total of 712,924 shares at a deemed price of $0.10 per share to settle $71,292.40 in outstanding debt. 50,700 shares are to be issued to Armada Investments Ltd. a Company controlled by the Company's president Arnold Armstrong in settlement of administrative and office rental expenses incurred and outstanding. 592,224 shares are issuable to the president of the Company, Arnold Armstrong, in partial payment of agreed debt in the total amount of $72,037.44. $45,722.44 of this debt was incurred through personal loans to the Company by Mr. Armstrong.
The private placement and debt settlement remain subject to regulatory approval.

UGL Enterprises Ltd.
(Formerly – Universal Gun-Loc Industries Ltd.)
Quarter Ended March 31, 2002

Schedule B: Supplementary Information

1. **For the Current Fiscal Year to Date**

    (a) Schedule of increases in deferred costs:
    None
    (b) Schedule of exploration and development expenses:
    None.
    (c) Schedule of general and administrative expenses:
    See Schedule A.
    (d) Expenditures made to non-arm's length parties:
    Accounting fees of $3,000 were paid to a company controlled by a director and officer of the Company.
    Legal fees of $458 were paid to a law firm in which a director is a principal and the secretary is an associate.

2. **For the Quarter Under Review**

    (a) Summary of Securities Issued During the Period:
    None.
    (b) Summary of Options Granted During the Period:
    None.

3. **As at the End of the Quarter**

    (a) Share Capital:
    i. Authorized: 100,000,000 Class "A" Voting Common Shares without par value.
    ii. Issued and outstanding: 7,878,591 Class "A" Voting Common Shares.
    (b) Summary of Options, Warrants and Convertible Securities:
    Options - None.
    Warrants – None.
    (c) Shares in Escrow or Subject to Pooling Agreements:
    None.
    (d) List of Directors and Officers:

G. Arnold Armstrong,	Director and Officer – President, Vancouver, B.C.
Carol Brownie,	Director, Vancouver, B.C.
Lloyd S. Bray,	Director, West Vancouver, B.C.
Paul Simpson	Officer – Secretary

UGL Enterprises Ltd.
(Formerly – Universal Gun-Loc Industries Ltd.)
Quarter Ended March 31, 2002

Schedule C: Management Discussion

1. **Significant Events & Transactions**

Subsequent to the quarter, on April 25, 2002, pursuant to a special resolution passed by shareholders on May 17, 2001, the Company changed its name to UGL Enterprises Ltd. and the shares were consolidated on a one new for two old basis.

On May 6, 2002, the Company arranged a private placement of 1,500,000 special warrants at $.10 per special warrant to raise $150,000. Each special warrant will be convertible without further compensation into one common shares of the Company. The proceeds of the private placement will be used to settle certain debts of the Company and finance the search for, review and acquisition of a new business for the Company.

The Company has also agreed to issue a total of 712,924 shares at a deemed price of $.10 per share to settle $71,292.40 in outstanding debt. 50,700 shares are to be issued to Armada Investments Ltd., a company controlled by the Company's President, Arnold Armstrong, in settlement of administrative and office rental expenses incurred and outstanding. 592,224 shares are issuable to the President of the Company, Arnold Armstrong, in partial payment of agreed debt in the total amount of $72,037.44. $45,722.44 of this debt was incurred through personal loans to the Company by Mr. Armstrong. The private placement and debt settlement remain subject to regulatory approval.

2. **Financial**

The Company continues to be logged into the SEDAR electronic filing system for the purpose of reporting on a timely basis. SEDAR can be accessed via the Internet at www.sedar.com.

3. **Investor Relations**

The Company continues to keep the shareholders advised as to the status of exploration and development on all its properties.

QUARTERLY AND YEAR END REPORT

BCSC

British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
UNIVERSAL GUN-LOC INDUSTRIES LTD.		01/12/31	02/05/16
ISSUER ADDRESS 480, 650 West Georgia Street			
CITY / PROVINCE / POSTAL CODE Vancouver, B.C. V6B 4N9		ISSUER FAX NO. (604) 6623231	ISSUER TELEPHONE NO. (604) 683-7361
CONTACT NAME G.A. Armstrong	CONTACT POSITION President		CONTACT TELEPHONE NO. (604) 683-7361
CONTACT EMAIL ADDRESS gaa@armlaw.com	WEB SITE ADDRESS n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	G. Arnold Armstrong	02/05/16
[signature]	Carol Brownie	02/05/16

SCHEDULE "A"

SmytheRatcliffe
CHARTERED ACCOUNTANTS

UNIVERSAL GUN-LOC INDUSTRIES LTD.

Financial Statements
December 31, 2001 and 2000

INDEX | **Page**

Auditors' Report to the Shareholders	1
Financial Statements	
Balance Sheets	2
Statements of Operations and Deficit	3
Statements of Cash Flows	4
Notes to Financial Statements	5-9

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF UNIVERSAL GUN-LOC INDUSTRIES LTD.

We have audited the balance sheets of Universal Gun-Loc Industries Ltd. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Smythe Ratcliffe

Chartered Accountants

Vancouver, British Columbia
March 18, 2002, except as to note 8
which is as of April 5, 2002

UNIVERSAL GUN-LOC INDUSTRIES LTD.

Balance Sheets (note 1)
December 31

		2001		2000
Assets				
Current				
Cash	$	1,013	$	6,334
Accounts receivable		1,057		386
Deposit		2,000		2,000
		4,070		8,720
Mineral Properties (note 3)		1		1
	$	4,071	$	8,721
Liabilities				
Current				
Accounts payable and accrued liabilities	$	44,779	$	37,279
Due to director (note 4)		45,722		0
		90,501		37,279
Capital Stock and Deficit				
Capital Stock (note 5)		7,018,295		6,985,795
Deficit		(7,104,725)		(7,014,353)
		(86,430)		(28,558)
	$	4,071	$	8,721

Approved on behalf of the Board:

.... Director
G.A. Armstrong

.... Director
Carol Brownie

See notes to financial statements.

UNIVERSAL GUN-LOC INDUSTRIES LTD.
Statements of Operations and Deficit
Years Ended December 31

	2001	2000
Expenses		
Professional fees	$ 74,059	$ 62,447
Travel	6,777	0
Stock exchange and shareholder services	4,881	9,711
Office	3,833	2,017
Property reclamation	2,171	0
Bank charges and interest, net	(87)	(421)
Other recoveries	(1,262)	(17,193)
Net Loss for Year	90,372	56,561
Deficit, Beginning of Year	7,014,353	6,957,792
Deficit, End of Year	$ 7,104,725	$ 7,014,353
Loss Per Share	$ (0.01)	$ (0.01)
Weighted Average Number of Shares Outstanding	7,748,454	7,235,454

See notes to financial statements.

UNIVERSAL GUN-LOC INDUSTRIES LTD.

Statements of Cash Flows
Years Ended December 31

		2001		2000
Operating Activity				
Net loss	$	(90,372)	$	(56,561)
Changes in Non-Cash Working Capital				
Accounts receivable		(671)		4,959
Accounts payable and accrued liabilities		7,500		14,556
		6,829		19,515
Cash Used in Operating Activities		(83,543)		(37,046)
Financing Activities				
Exercise of options		50,000		21,500
Due to director		45,722		0
Financing fees		(17,500)		0
Cash Provided by Financing Activities		78,222		21,500
Outflow of Cash		(5,321)		(15,546)
Cash, Beginning of Year		6,334		21,880
Cash, End of Year	$	1,013	$	6,334
Supplemental Cash Flow Information				
Interest paid	$	0	$	0
Income tax paid	$	0	$	0

See notes to financial statements.

1. GOING CONCERN

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuance to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $7,104,725 (2000 - $7,014,353) and a working capital deficit of $86,431 (2000 - $28,559). These factors raise substantial doubt about the Company's ability to continue as a going concern which is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, deposit, accounts payable and accrued liabilities and amount due to director. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for year.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options are anti-dilutive.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(e) Change in accounting policy

The Company has adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to the accounting for future income taxes. The change has been applied retroactively. This change had no impact on the financial statement presentation.

3. MINERAL PROPERTIES

Mineral claims consist of:

	2001	2000
Banbury Property	$ 1	$ 1

The Company owns a 100% undivided interest in six mineral claims located near Hedley, B.C. The interest is recorded at nominal value.

4. DUE TO DIRECTOR

Amount due to a director is without interest or stated terms of repayment.

5. CAPITAL STOCK

(a) Authorized
100,000,000 Class A voting common shares without par value

(b) Issued

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	7,378,591	$ 6,985,795	7,163,591	$ 6,964,295
Issued during year				
For cash on exercise of share purchase options	500,000	50,000	215,000	21,500
Financing fee	0	(17,500)	0	0
Balance, end of year	7,878,591	$ 7,018,295	7,378,591	$ 6,985,795

(c) Share purchase options

Details of the status of the Company's stock option plans as at December 31, 2001 and 2000 and changes during the years then ended are as follows:

	2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	500,000	$ 0.10	0	$ 0.00
Granted	0	$ 0.00	715,000	$ 0.10
Exercised	(500,000)	$ 0.10	(215,000)	$ 0.10
Outstanding, end of year	0	$ 0.00	500,000	$ 0.10

At December 31, the following share purchase options were outstanding:

Expiry Date	Exercise Price	Number of Shares 2001	Number of Shares 2000
March 5, 2002	$ 0.10	0	500,000

6. RELATED PARTY TRANSACTIONS

(a) The Company has paid accounting fees of $12,000 (2000 - $12,000) to a company controlled by a common director.

(b) The Company has incurred legal fees of $8,837 (2000 - $40,447) with a law firm in which a director is a principal and the secretary is an associate, of which $40,779 (2000 - $33,279) is included in accounts payable at the year-end.

7. INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in these financial statements. The losses expire as follows:

Available to	Amount
2002	$ 799,000
2003	171,000
2004	17,000
2007	57,000
2008	90,000
	$ 1,134,000

The components of the future income tax assets are as follows:

	2001	2000
Future income tax assets		
Non-capital loss carry-forwards for Canadian purposes	$ 1,134,000	$ 1,857,000
Earned depletion base	1,091,675	1,091,675
Unused cumulative Canadian exploration expenditures	3,311,000	3,311,000
Unused cumulative Canadian development expenditures	64,300	64,300
	5,600,975	6,323,975
Appropriate tax rate	45%	46%
	2,520,438	2,909,029
Less: Valuation allowance	(2,520,438)	(2,909,029)
	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

8. SUBSEQUENT EVENTS

The Company entered into a Letter of Agreement dated March 3, 2001, with Shanghai UltraBlue Software Company Limited ("UltraBlue"), Shanghai Expressblue Technology Company Limited ("Expressblue"), and their shareholders for the acquisition of UltraBlue and Expressblue by way of an exchange of shares. The transaction contemplated was to constitute a reverse takeover and change of business for the Company.

Further to the Letter Agreement between the Company and UltraBlue, the financial status of UltraBlue for the 2001 annual period has been reviewed, and the results have not met expected projections. Therefore, the proposed reverse takeover arrangement to acquire UltraBlue has been terminated.

The Company's shares were recalled for trading by the CDNX on March 28, 2002. The directors have determined that in order to best restructure the Company for any new business opportunity, the consolidation of the Company's shares approved by the shareholders at the 2001 Annual General Meeting will be proceeded with on the basis of one new share for each two shares previously held. The completion of the share consolidation and confirmation of name change are pending completion.

Universal Gun-Loc Industries Ltd.
Quarter Ended December 31, 2001

Schedule B: Supplementary Information

1. **For the Current Fiscal Year to Date**

   (a) Schedule of increases in deferred costs:
   None
   (b) Schedule of exploration and development expenses:
   None.
   (c) Schedule of general and administrative expenses:
   See Schedule A.
   (d) Expenditures made to non-arm's length parties:
   Accounting fees of $12,000 were paid to a company controlled by a director and officer of the Company.
   Legal fees of $8,837 were paid to a law firm in which a director is a principal and the secretary is an associate.

2. **For the Quarter Under Review**

   (a) Summary of Securities Issued During the Period:
   None.
   (b) Summary of Options Granted During the Period:
   None.

3. **As at the End of the Quarter**

   (a) Share Capital:
   i. Authorized: 100,000,000 Class "A" Voting Common Shares without par value.
   ii. Issued and outstanding: 7,878,591 Class "A" Voting Common Shares.
   (b) Summary of Options, Warrants and Convertible Securities:
   Options - None.
   Warrants – None.
   (c) Shares in Escrow or Subject to Pooling Agreements:
   None.
   (d) List of Directors and Officers:

G. Arnold Armstrong,	Director and Officer – President, Vancouver, B.C.
Carol Brownie,	Director, Vancouver, B.C.
Lloyd S. Bray,	Director, West Vancouver, B.C.
Paul Simpson	Officer – Secretary

Universal Gun-Loc Industries Ltd.
Quarter Ended December 31, 2001

Schedule C: Management Discussion

Significant Events & Transactions:

1. The Company has arranged a private placement of 1,500,000 special warrants at $.10 per special warrant to raise the sum of $150,000. Each special warrant will be convertible without further compensation into one common share of the Company. The proceeds of the private placement will be used to settle certain debts of the Company and finance the search for, review and acquisition of a new business for the Company.

The Company also agreed to issue 712,924 shares at a deemed price of $.10 per share to settle $71,292.40 in outstanding debts. 50,700 shares are to be issued to Armada Investments Ltd. a company controlled by the Company's President, Arnold Armstrong, in settlement of administrative and office rental expenses incurred and outstanding. 592,224 shares are issuable to the President of the Company, Arnold Armstrong, in partial payment of agreed debt in the total amount of $72,037.44. $45,722.44 of this debt was incurred through personal loans to the Company by Mr. Armstrong.

The Private Placement and Debt Settlement remain subject to regulatory approval.

2. **Financial**

The Company continues to be logged into the SEDAR electronic filing system for the purpose of reporting on a timely basis. SEDAR can be accessed via the Internet at www.sedar.com.

3. **Investor Relations**

The Company continues to keep the shareholders advised as to the status of exploration and development on all its properties.

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of UGL ENTERPRISES LTD. hereby appoints G. ARNOLD ARMSTRONG, President, or in the place of the foregoing, ______________________________ as nominee of the undersigned to attend, vote and act for and in the name of the undersigned at the Annual General Meeting of the Members of the Company to be held on Monday, the 17th day of June, 2002 at 480, 650 West Georgia Street, Vancouver, B.C. at the hour of two o'clock in the afternoon (Vancouver Time) and at every adjournment thereof, and the undersigned hereby revokes any former proxy given to attend and vote at the Meeting.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE FOR THE FOLLOWING MATTERS:

FOR ____	AGAINST ____	To receive (and consider) the report of the Directors
FOR ____	AGAINST ____	To receive (and consider) the financial statements of the Company for the year ended December 31, 2001 together with the auditors' report thereon.
FOR ____	WITHHOLD VOTE ______	To appoint Smythe Ratcliffe as the auditors.
FOR ____	AGAINST ____	To authorize the Directors to fix the auditors' remuneration
FOR ____	AGAINST ____	To determine the number of directors at five, three of whom are to be elected at the Meeting.
FOR ____	AGAINST ____	To elect the Directors by one resolution.
FOR ____	WITHHOLD VOTE ______	To elect G. Arnold Armstrong as a Director
FOR ____	WITHHOLD VOTE ______	To elect Lloyd Bray as a Director
FOR ____	WITHHOLD VOTE ______	To elect Carol Brownie as a Director
FOR ____	AGAINST ____	To approve and ratify authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed transactions, subject to regulatory approval.

FOR_______ AGAINST_____ To approve the establishment of a Stock Option Plan by the Company entitling the option holders to purchase up to a maximum of ____________ common shares in the capital stock of the Company;

FOR_____ AGAINST______ To approve the granting of stock options pursuant to the terms and conditions of the Stock Option Plan.

THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER; IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

Dated this ______ day of ______________ 2002 .

____
Signature of Member

____
Name of Member (Please Print)

____
Number of Shares Owned

____
Address (if new)

NOTES:

1. YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSON DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE PRINTED NAME.

2. Please date and sign exactly as the shares are registered and return promptly. Where the instrument is signed by a corporation, its corporate seal must be affixed or execution must be made by an officer or attorney thereof duly authorized.

3. To be valid, the proxy duly signed and dated must arrive at 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman of the Meeting prior the commencement of the Meeting.

SUPPLEMENTAL MAILING LIST RETURN CARD

NATIONAL POLICY NO. 41

UGL ENTERPRISES LTD.

To: registered and non-registered shareholders.

National Policy No. 41 provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the company. If you wish to receive such statements, please complete and return this form to the Company at:

480, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Name____

Address ______________________________________

____

Postal Code ___________________________________

Signature ____________________________________
I certify that I am a shareholder of the company.

Date____